As filed with the Securities and Exchange Commission on January 10, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENVOY COMMUNICATIONS GROUP INC.

(Name of Subject Company (issuer))

Envoy Communications Group Inc. (Issuer)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, Without Par Value

(Title of Class of Securities)

293986303

(CUSIP Number of Class of Securities)

Envoy Communications Group Inc.

Attention: Geoffrey B. Genovese, Chief Executive Officer

172 John Street, Toronto, Ontario, Canada M5T 1X5

(416) 593-1212

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Riccardo A. Leofanti, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

(416) 777-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$27,000,000	$2,889

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 10.0 million outstanding common shares of Envoy at the maximum tender offer price of $2.70 per share in cash.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,456
Form or Registration No.:	Amendment No. 1 to Schedule TO
Filing Party:	Envoy Communications Group Inc.
Date Filed:	December 14, 2006

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 20, 2006, as amended and supplemented by Amendment No. 1 to Schedule TO filed on December 14, 2006, Amendment No. 2 to Schedule TO filed on December 22, 2006 and Amendment No. 3 to Schedule TO filed on December 29, 2006 (collectively, the “Schedule TO”), by Envoy Communications Group Inc., an Ontario corporation (the “Company”). The Schedule TO relates to the Company’s offer to purchase for cash up to 8,500,000 of its common shares, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2006, as amended or supplemented (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. These Tender Offer documents and any amendments or supplements thereto were previously filed as exhibits to the Schedule TO.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 – 9 and 11.

The information set forth in the Offer to Purchase and the Circular that is incorporated by reference in the responses to Items 1-9 and 11 of the Schedule TO, is hereby amended and supplemented by Amendment No. 4 as follows:

1. The Tender Offer has been amended to increase the number of Shares that the Company may purchase under the Tender Offer from up to 8,500,000 Shares to up to 10,000,000 Shares.

2. The expiration date of the Tender Offer has been extended from 5:00 p.m. (Toronto time) on Tuesday, January 9, 2007 to 5:00 p.m. (Toronto time) on Wednesday, January 24, 2007, unless the Company further extends the expiration date pursuant to Section 8 of the Offer to Purchase.

3.	Number of Shares and Proration

The second paragraph in Section 3 of the Offer to Purchase – “Number of Shares and Proration” is deleted in its entirety and replaced with the following:

If the number of Shares properly deposited pursuant to the Offer by the Expiration Date (and not withdrawn in accordance with Section 5 of the Offer to Purchase – “Withdrawal Rights”) by Purchase Price Tender and by Auction Tender at prices at or below the Purchase Price (the “Successfully Deposited Shares”) by Shareholders (the “Successful Shareholders”) exceeds 10,000,000 Shares, then, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase – “Conditional Tender of Shares”, the Successfully Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares); provided, only if necessary to permit the purchase of 10,000,000 Shares, Shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the Expiration Date, will, to the extent feasible, be selected for purchase by random lot in accordance with Section 6 of the Offer to Purchase – “Conditional Tender of

Shares”, in which case all unconditional Successfully Deposited Shares and Successfully Deposited Shares whose condition was initially satisfied will be purchased, without proration, in priority to Shares selected for purchase by random lot. To be eligible for purchase by random lot, Shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

4.	Conditional Tender of Shares

a. In the 4th line of the 2nd paragraph in Section 6 of the Offer to Purchase – “Conditional Tender of Shares”, the word “all” after the words “condition that” is deleted and is replaced by “the specified minimum number”.

b. In the 5th line of the 3rd paragraph in Section 6 of the Offer to Purchase – “Conditional Tender of Shares”, the parenthetical following the words “will automatically be regarded as withdrawn” is deleted in its entirety and replaced with the following:

(except as provided in the next paragraph, and provided, for further clarity, that no revised proration of Successfully Deposited Shares will be required as a result of the withdrawal of conditional tenders in accordance with this paragraph)

c. The following paragraph is inserted at the end of Section 6 of the Offer to Purchase – “Conditional Tender of Shares”:

If conditional tenders that would otherwise be regarded as withdrawn because of proration would cause the total number of Shares to be purchased to fall below 10,000,000 if withdrawn, then, to the extent feasible, the Company will select enough conditional tenders that would otherwise have been withdrawn to permit the Company to purchase 10,000,000 Shares; provided that all unconditional Successfully Deposited Shares and Successfully Deposited Shares whose condition was initially satisfied will be purchased, without proration, in priority to Shares selected for purchase in accordance with this paragraph. In selecting among these conditional tenders, the Depositary, on behalf of the Company, will select by random lot and will limit its purchase in each case to the minimum number of Shares designated by the Shareholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery as a condition to his or her tender. To be eligible for purchase by random lot, Shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

5. The Offer to Purchase and the Circular, which were previously filed as exhibits to the Schedule TO, as amended and supplemented thereafter, are amended and supplemented by the Third Notice of Variation and Extension, dated January 10, 2007, filed herewith as Exhibit (a)(1)(F) (the “Notice of Variation”). Except as otherwise set forth in the Notice of Variation, the terms and conditions previously set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal, as amended or supplemented, continue to be applicable in all respects.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)[1]	Offer to Purchase, dated November 20, 2006, and the accompanying Issuer Bid Circular.
(a)(1)(B)[1]	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)[1]	Notice of Guaranteed Delivery.
(a)(1)(D)[2]	Notice of Variation and Extension of Offer to Purchase for Cash, dated December 14, 2006.
(a)(1)(E)[3]	Second Notice of Extension of Offer to Purchase for Cash, dated December 29, 2006.
(a)(1)(F)[4]	Third Notice of Variation and Extension of Offer to Purchase for Cash, dated January 10, 2007.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)[1]	Press release announcing commencement of Tender Offer, dated November 20, 2006.
(a)(5)(B)[2]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated December 14, 2006.
(a)(5)(C)[5]	Press release announcing formation of soliciting dealer group, dated December 22, 2006.
(a)(5)(D)[3]	Press release announcing the extension of Tender Offer, dated December 29, 2006.
(a)(5)(E)[4]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated January 9, 2007.
(b)	None.
(d)(1) [1]	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.
(d)(2) [1]	Form of Stock Option Agreement.
(g)	None.

_____________________

[1]	Previously filed as an exhibit to the Schedule TO, dated November 20, 2006.
[2]	Previously filed as an exhibit to Amendment No. 1, dated December 14, 2006.
[3]	Previously filed as an exhibit to Amendment No. 3, dated December 29, 2006.
[4]	Filed herewith.
[5]	Previously filed as an exhibit to Amendment No. 2, dated December 22, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ GEOFFREY B. GENOVESE
Name:	Geoffrey B. Genovese
Title:	President and Chief Executive Officer

Date:	January 10, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)[1]	Offer to Purchase, dated November 20, 2006, and the accompanying Issuer Bid Circular.
(a)(1)(B)[1]	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)[1]	Notice of Guaranteed Delivery.
(a)(1)(D)[2]	Notice of Variation and Extension of Offer to Purchase for Cash, dated December 14, 2006.
(a)(1)(E)[3]	Second Notice of Extension of Offer to Purchase for Cash, dated December 29, 2006.
(a)(1)(F)[4]	Third Notice of Variation and Extension of Offer to Purchase for Cash, dated January 10, 2007.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)[1]	Press release announcing commencement of Tender Offer, dated November 20, 2006.
(a)(5)(B)[2]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated December 14, 2006.
(a)(5)(C)[5]	Press release announcing formation of soliciting dealer group, dated December 22, 2006.
(a)(5)(D)[3]	Press release announcing the extension of Tender Offer, dated December 29, 2006.
(a)(5)(E)[4]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated January 9, 2007.
(b)	None.
(d)(1) [1]	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.
(d)(2) [1]	Form of Stock Option Agreement.
(g)	None.

_____________________

[1]	Previously filed as an exhibit to the Schedule TO, dated November 20, 2006.
[2]	Previously filed as an exhibit to Amendment No. 1, dated December 14, 2006.
[3]	Previously filed as an exhibit to Amendment No. 3, dated December 29, 2006.
[4]	Filed herewith.
[5]	Previously filed as an exhibit to Amendment No. 2, dated December 22, 2006.